FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August, 2004


                              STELMAR SHIPPING LTD.
                 (Translation of registrant's name into English)

                                  Status Center
                                 2A Areos Street
                             Vouliagmeni, GR, 16671
                                 Athens, Greece
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F [X]    Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.

                                     Yes [_]          No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

        Set forth herein as Exhibit A is a copy of the Second Quarter 2004 Report to Shareholders of Stelmar Shipping Ltd. (the "Company").

EXHIBIT A


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Company is a leading provider of international transportation services of refined petroleum products and crude oil to major oil companies, major oil traders, and government agencies. The Company's current fleet consists of 41 vessels including two Handymax tankers, which were delivered in July 2004, and 11 tankers that are subject to sale and leaseback arrangements. The vessels subject to sale and leaseback arrangements are two Aframax tankers (the Jacamar and Takamar), which were sold and leased back in January 2004, and nine pre-1990 built Handymax tankers (the Fulmar, Primar, Colmar, City University, Allenmar, Jamar, Camar, Ermar, and Capemar), which were sold and leased back in July 2004.

The total cargo carrying capacity of the current fleet is approximately 2.1 million dwt.

During the nine month period ended June 30, 2004 approximately 75% of the Company's net revenue (revenue from vessels, minus voyage expenses) was derived from time charter contracts, as opposed to 86.6% during the same period last year. A time charter is a method of employment whereby vessels are chartered to customers for a fixed period of time and at a fixed rate. The Company predominantly trades its vessels under this method of employment. The focus on time charters contributes to the relatively low volatility of the Company's revenue, cash flow from operations and net income. The balance of the revenue for the second quarters of 2004 and 2003 was derived under voyage charters in the spot market.

The Company's existing fleet will continue to be employed predominantly under time charters in the forthcoming year. More specifically, 72% and 38% of the fleet's capacity, in terms of net operating days, for 2004 and 2005 respectively, is covered by time charters.

The tanker industry has historically been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of and demand for vessel capacity. During the second quarter of 2004, the tanker charter rates were benefited from the improved market conditions.

The fleet average time charter equivalent ("TCE") rate the Company achieved during the second quarter of 2004 was almost 9.3% higher than that achieved during the same quarter of 2003. The fleet average TCE rate the Company achieved during the first six months of 2004 was approximately 4.7% higher than that achieved during the same period of 2003.

Recent Developments

On April 23, 2004, the Company formed a joint venture company with Sonap International Inc. ("Sonap") called Stelcape Limited ("Stelcape"). Stelcape is a Liberian corporation that was formed to operate and market a fleet of double-hull Panamax tankers in the spot market for the transportation of crude oil, fuel oil and other petroleum products. The Company's vessels participating in the Stelcape joint venture are the Reymar, Rosemar, Rubymar, Jademar, Pearlmar, Cleliamar, Cabo Hellas, Cabo Sounion and Polys. Of these vessels, the Reymar, Polys, Cleliamar, Pearlmar and Jademar trade in the spot market on behalf of the Company, while the remaining four are on time charter to Sonap and trade in the spot market on Sonap's behalf. The revenue earned by Stelcape that is attributable to the Company's participating vessels has been included in the accompanying unaudited consolidated financial statements.

In June 2004 the Company took delivery of two coated Panamax tankers, the Reginamar and Reinemar, and the Handymax tanker the Antigmar.

In June 2004 the Company signed an agreement to sell its only single hull Aframax tanker, the Kliomar, for a net price of $16 million. The vessel is expected to be delivered to her new owners after the expiration of her current time charter arrangements, no later than the end of September 2004. The sale of the vessel is expected to create a book loss for the Company of approximately $1 million.

In July 2004, the Company sold and leased back under separate bareboat charter agreements the tankers Fulmar, Colmar, Primar, City University, Camar, Jamar, Allenmar, Capemar and Camar for a period of five years. These agreements do not include purchase options.

Financial Instruments

On October 10, 1999, the Company concluded an interest rate cap agreement for a period of six years (through October 10, 2005) for the amount of $15.0 million. Under this agreement, the Company is covered for interest rates up to the London Interbank Offering Rate ("LIBOR") of 7%. Since LIBOR has not exceeded 7%, there was no charge to the Company with respect to this interest cap agreement for the years 2004 and 2003.

On October 26, November 30, and December 20, 2000, the Company concluded three interest rate swap agreements (the first two with effective dates as of December 11, 2000, and the third with an effective date as of March 12, 2001) for a period of five years (through September 12, 2005) for amounts of $14.0 million, $10.0 million and $31.5 million, respectively. Under these agreements, the Company has fixed its interest rates at 6.50%, 6.45% and 5.88%, respectively.

On November 28, 2001, the Company concluded two interest rate swap agreements with effective dates as of December 17, 2001 and December 18, 2001, respectively. The first is for a period of three years for an amount of $16.8 million and the second is for a period of five years for an amount of $18.2 million. Under these agreements the Company has fixed its interest rates at 4.25% and 4.77%, respectively.

On July 20, 2002, the Company concluded two interest rate swap agreements with an effective date as of September 13, 2002. Each of these interest rate swap agreements is for a period of five years and for an amount of $23.6 million. Under these agreements the Company has fixed its interest rates at 4.20% and 4.38%, respectively.

The remaining nominal amount of the interest rate swap agreements discussed above as of June 30, 2004 was $107.0 million. The annual amounts scheduled to mature over the next six years are as follows:

o    2004--$16.0 million (average swap rate 4.78%)
o    2005--$45.6 million (average swap rate 5.92%)
o    2006--$12.7 million (average swap rate 4.66%)
o    2007--$32.7 million (average swap rate 4.30%)

On December 15, 2003, the Company entered into a foreign currency forward contract for a period of six months to sell 6.5 million Euros and purchase U.S. Dollars. Under this contract the Company has fixed the Euro exchange rate against the U.S. Dollar at 1.2182. This contract was renewed in June 2004 for a period of six months and the Euro exchange rate against the U.S. Dollar was fixed at 1.21518. The purpose of this foreign currency forward contract is to protect the Company from exchange losses that could result from any devaluation of the U.S. Dollar against the Euro upon payment of the remaining liability to the shipyard in connection with the insurance claim relating to the Keymar, as discussed below. The gain recognized from the valuation of this contract at June 30, 2004 was $0.17 million.

Insurance Claims

On February 1, 2003, the Keymar was grounded by strong winds and was subsequently re-floated. The vessel was dry-docked on February 27, 2003, to undergo major repairs and resumed operations on October 16, 2003. The cost of the repairs carried out by the shipyard was $29.8 million and was agreed to be paid in four installments. As of June 30, 2004, the underwriters had paid the first two installments amounting to $12.3 million. The third installment of $8 million as well as a portion of the fourth installment of $3.5 million was paid by the Company and are included in insurance claims in the accompanying unaudited consolidated balance sheet. The Company expects that it will recover from the insurance underwriters the total amount it paid to the shipyard. The amount of the claim outstanding on June 30, 2004, net of deductible, totaled $18.8 million. The amount payable to the shipyard as of June 30, 2004 totaled $4.5 million and is included in accounts payable-trade in the accompanying unaudited consolidated balance sheet.

Critical Accounting Policies

Vessels' Depreciation

Depreciation is computed using the straight-line method over the estimated useful lives of the vessels, after considering the estimated residual value. Management estimates the useful life of the Company's vessels to be 25 years, which is a common life expectancy applied in the shipping industry. However, when regulations place limitations on the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. On this basis, the useful life of the Company's only single hull tanker the Kliomar was reduced to 21 years and the useful lives of nine Handymax tankers built before 1990 were reduced to 23 years.

Impairment of Long-Lived Assets

Management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events have taken place that would require modification to the assets carrying values or useful lives. In evaluating the carrying values of long-lived assets, management reviews valuations performed by independent marine valuators and compares these valuations to the vessels' carrying values. Should the valuations suggest potential impairment, management determines the undiscounted projected net operating cash flow for each vessel and compares it to the vessel's carrying value. In the event that impairment has occurred, a charge is recorded by comparing the asset's carrying value to the estimated fair value. The review of the carrying amount for each of the Company's vessels, as of June 30, 2004, indicated that no impairment loss is required to be recognized.

Accounting for Dry Docking

Dry-dockings are carried out approximately every two and a half or five years, as applicable, depending on the vessel's age, and typically coincide with the validity of the related certificates issued by the relevant classification societies, unless a further extension is obtained in rare cases and under certain conditions. The Company defers and amortizes these costs over a period of two and a half or five years, as applicable, or to the next dry-docking date if such has been determined. Unamortized dry-docking costs of vessels sold are written off to income in the year of the vessels' sale. Dry-docking costs have several aspects including the replacement of worn components, the installation of items or features that are required by new maritime regulations and the installation of new equipment or features that might increase vessel efficiency or safety. Such expenditures maintain the vessel and preserve its useful life.

Accounting for Revenue and Expenses

Revenues are generated from freight billing or time charter hires. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter, the revenues and associated voyage costs are recognized ratably over the duration of the voyage. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated. Vessel operating expenses are accounted for on an accrual basis. Unearned revenue represents cash received prior to a period or year end that is related to revenue earned after that period or year end.

Results of Operations

Three Month Period Ended June 30, 2004 Compared to Three Month Period Ended June 30, 2003

The Company recorded net income of $15.8 or $0.90 per fully diluted share in the three month period ended June 30, 2004, compared to net income of $4.5 million, or $0.26 per fully diluted share, recorded in the same period ended in 2003. The results for the current quarter reflect the expansion of the fleet and the effect of the grounding of the Keymar on February 1, 2003, which adversely affected the previous quarter results, as well as the disposal loss generated by the sale of the Handymax tanker the Promar in May 2003.

Revenue on a Time Charter Basis . The Company's net revenue in the three month period ended June 30, 2004, on a time charter basis (revenue from vessels, minus voyage expenses), increased 31.4% to $54.9 million from $41.8 million over the same period last year. This increase is mainly due to the expansion of the fleet, which resulted in an increase of net operating days by 20.2% to 3,152 days from 2,622 days over the same quarter last year. The Company's average TCE rate in the three month period ended June 30, 2004 increased 9.3% to $17,409 from $15,926 over the same period last year, reflecting the improved market conditions faced by the Company's Handymax and Panamax fleets. The fleets' utilization in the three month period ended June 30, 2004 was 95.1% as compared to 94.3% over the same period last year, which was due to less dry-dockings and the Keymar incident that kept the tanker out of service throughout the second quarter of 2003.

The average TCE rate of the Company's Handymax fleet in the three month period ended June 30, 2004 increased 1.7% to $15,130 from $14,877 over the same period last year. The Handymax fleet experienced 133 off-hire days in the three months period ended June 30, 2004 mainly due to the scheduled dry-dockings, as compared to 57 days in the same period last year. The Handymax fleet accounted for 49.1% of the Company's net revenue during the three month period ended June 30, 2004 as opposed to 58.2% during the same period last year. The net revenue generated under time charters accounted for 72.1% of the Handymax fleet's net revenue during the three month period ended June 30, 2004 as compared to 78.3% in the same period last year. As of June 30, 2004, 17 of the Company's Handymax tankers were operating under time charters with the remaining five trading in the spot market.

The average TCE rate of the Company's Panamax fleet in the three month period ended June 30, 3004 increased 20.6% to $21,157 from $17,545 in the same period last year. The formation of Stelcape as described above to trade Panamax tankers in the spot market positively affected the Company's TCE rates. The Panamax fleet had 18 off-hire days in the three month period ended June 30, 2004 as compared to 11 off-hire days in the same period last year. The Panamax fleet accounted for 39.3% of the Company's net revenue during the three month period ended June 30, 2004 as compared to 30.1% during the same period last year. The net revenue generated under time charters accounted for 53.4% of the Panamax fleet's net revenue during the three month period ended June 30, 2004 as compared to 100% in the same period last year. As of June 30, 2004, eight of the Company's Panamax tankers were operating under time charters with the remaining five trading in the spot market.

The average TCE rate of the Company's Aframax fleet in the three month period ended June 30, 2004 increased 1% to $18,096 from $17,949 in the same period last year. The Aframax fleet had 11 off-hire days during the three month period ended June 30, 2004 as compared to 91 days in the same period last year, mainly due to the Keymar incident. The Aframax fleet accounted for 11.6% of the Company's net revenue during the three month period ended June 30, 2004 as compared to 11.7% in the same period last year. The entire net revenue of the Aframax fleet during the three month period ended June 30, 2004 and during the same period last year was generated from time charters. As of June 30, 2004, all of the Company's Aframax fleet was operating under time charters.

Vessel Operating Expenses. The Company's vessel operating expenses, which mainly consist of crewing, repairs and maintenance, spare parts, insurance, stores and lubricants increased 33.9% to $14.8 million in the three month period ended June 30, 2004 from $11.0 million in the same period last year, mainly due to the expansion of the fleet together with higher repair and maintenance costs. The operating expenses per ship per day increased 12.2% to $4,451 in the three month period ended June 30, 2004 from $3,967 during the same period last year mainly due to costs associated with the implementation of the International Ship and Port Facility Security ("ISPS") Code.

Depreciation and Amortization. The Company's depreciation and amortization expense increased 17.0% to $12.8 million in the three month period ended June 30, 2004 as compared to $10.9 million in the same period last year. The increase was the result of the expansion of the fleet and the decrease in vessels' useful lives discussed above (see Vessels' Depreciation). This increase was mitigated by the sale of two Aframax tankers, the Takamar and Jacamar, in January 2004, as well as the sale of the Handymax tanker the Promar in May 2003.

General and Administrative Expenses. The Company's general and administrative expenses increased 81.7% to $4.3 million for the three month period ended June 30, 2004 as compared to $2.4 million in the same period last year. The overhead burden per ship per day increased 54.4% to $1,310 during the three month period ended June 30, 2004 from $848 during the same period last year. This increase was primarily due to fees accrued for financial and legal services in relation with the Company's strategic review process, the strengthening of the Euro against the U.S. Dollar, which impacted Euro denominated costs such as salaries paid to Athens-based personnel, as well as salary timing differences and redundancy costs paid to Athens-based personnel. Interest Expense, net. The Company's interest expense decreased 7.1% to $4.3 million in the three month period ended June 30, 2004 as compared to $4.6 million from the same period last year. Despite the increase in the average loan balances outstanding resulting from the Company's fleet expansion, the lower prevailing LIBOR interest rates significantly reduced the interest expense.

Six Month Period Ended June 30, 2004 Compared to Six Month Period Ended June 30, 2003

The Company recorded net income of $31.6 million or $1.80 per fully diluted share in the six-month period ended June 30, 2004, compared to net income of $15.9 million, or $0.93 per fully diluted share, in the same period last year. The results for the six month period ended June 30, 2004 reflect the expansion of the fleet and the change in the Company's spot and time charter mix. The grounding of the Aframax tanker Keymar on February 1, 2003 adversely affected the previous year's six month results.

Revenue on a Time Charter Basis. The Company's net revenue, on a time charter basis (revenue from vessels, minus voyage expenses) increased 23.9% to $103.7 million in the six month period ended June 30, 2004 as compared to $83.7 million in the same period last year. This increase was mainly due to the expansion of the fleet resulting in an increase of net operating days by 18.5% to 6,207 days from 5,239 days over the same period last year. The Company's average TCE rate in the six month period ended June 30, 2004 increased 4.7% to $16,710 from $15,968 over the same period last year, reflecting the better returns achieved from the spot trading fleet. The fleet's utilization was 96.8% as compared to 94.0% in the same period last year mainly due to the return to service in October 2003 of the Aframax tanker Keymar grounded on February 1, 2003.

The average TCE rate of the Company's Handymax fleet slightly decreased 0.6% to $14,796 in the six month period ended June 30, 2004 from $14,891 in the same period last year. The Handymax fleet experienced 157 off-hire days during 2004 mainly due to the scheduled dry dockings, as compared to 169 days in 2003. The Handymax fleet accounted for 50.9% of the Company's net revenue during the six month period ended June 30, 2004 as opposed to 57.5% during the same period last year. The net revenue generated under time charters accounted for 72.8% of the Handymax fleet's net revenue during the six month period ended June 30, 2004 as compared to 76.7% in the same period last year. As of June 30, 2004, 17 of the Company's Handymax tankers were operating under time charters with the remaining five trading in the spot market.

The average TCE rate of the Company's Panamax fleet in the six month period ended June 30, 2004 increased 13.8% to $19,854 from $17,447 in the same period last year. The Panamax fleet had 32 off-hire days in the six month period ended June 30, 2004 as compared to 16 off-hire days in the same period last year. The Panamax fleet accounted for 36.9% of the Company's net revenue during the six month period ended June 30, 2004 as compared to 29.9% during the six month period ended June 30, 2004 . The net revenue generated under time charters accounted for 69.3% of the Panamax fleet's net revenue in the same period last year as compared to 100% of the net revenue during the same period last year. As of June 30, 2004, eight of the Company's Panamax tankers were operating under time charters with the remaining five trading in the spot market.

The average TCE rate of the Company's Aframax fleet in the six month period ended June 30, 2004 decreased 3% to $17,790 from $18,338 in the same period last year. The Aframax fleet had 15 off-hire days during the period as compared to 149 days in the same period last year, mainly due to the Keymar incident. The Aframax fleet accounted for 12.2% of the Company's net revenue during the six month period ended June 30, 2004 as compared to 12.6% in the same period last year. The entire net revenue of the Aframax fleet during the six month period ended June 30, 2004 and during the same period last year was generated from time charters. As of June 30, 2004, all of the Company's Aframax fleet was operating under time charters.

Vessel Operating Expenses. The Company's vessel operating expenses, which mainly consist of crewing, repairs and maintenance, spare parts, insurance, stores and lubricants increased 21.8% to $26.7 million in the six month period ended June 30, 2004 from $22.0 million in the same period last year. However, operating expenses per ship per day increased 5.8% to $4,168 in the six month period ended June 30, 2004 from $3,940 in the same period last year mainly due to costs associated with the implementation of the ISPS Code. The impact of the ISPS Code's implementation charges was approximately $130 per ship per day.

Depreciation and amortization. The Company's depreciation and amortization expense increased 12.5% to $24.6 million in the six month period ended June 30, 2004 as compared to $21.8 million in the same period last year. The increase was the result of the expansion of the fleet and the decrease in vessels' useful lives discussed above (see Vessels' Depreciation). This increase was mitigated by the sale of the two Aframax tankers the Takamar and Jacamar in January 2004, as well as the sale of the Handymax tanker the Promar in May 2003.

General and Administrative Expenses. The Company's general and administrative expenses increased 48.0% to $6.8 million for the six month period ended June 30, 2004 as compared to $4.6 million in the same period last year. The overhead burden per ship per day increased 28.6% to $1,061 during the six month period ended June 30, 2004 from $825 over the same period last year. This increase was primarily due to fees accrued for financial and legal services in relation with the Company's strategic review process, the strengthening of the Euro against the U.S. Dollar, which impacted the Euro denominated cost such as salaries paid to Athens based personnel, as well as salary timing differences and redundancy costs paid to Athens based personnel.

Interest Expense, net. The Company's interest expense decreased 11.2% to $8.1 million in the six month period ended June 30, 2004 as compared to $9.1 million over the same period last year. Despite the increase in the average loan balances outstanding resulting from the Company's fleet expansion, the lower prevailing LIBOR interest rates significantly reduced the interest expense.

Liquidity and Capital Resources

As of June 30, 2004, the Company's cash position decreased from $36.5 million as of December 31, 2003 to $28.8 million.

Net cash flow from operating activities increased to $44.2 million in the six month period ended June 30, 2004, from $41.5 million in the previous period, mainly reflecting the expansion of the fleet.

During the six month period ended June 30, 2004, the Company incurred capital expenditures of $179.7 million. The capital expenditures primarily consisted of the stage payments made to shipyards for the construction and delivery of the Company's newbuilding Handymax and Panamax tankers.

The Company's debt repayments in the current period were $68.3 million (including repayment of debt of $45.6 million due to the sale and lease-back of the Takamar and Jacamar) as compared to $30.7 million in the previous period (including repayment of debt of $7.7 million due to the sale of the Promar).
During the six-month period ended June 30, 2004, the Company increased its borrowings by $130.5 million to finance the stage payments to the yards of the Handymax and Panamax tankers under construction and the delivery of the Panamax tankers the Cabo Sounion, the Reymar, Reginamar and Reinemar and the Handymax tankers the Alcesmar, Alcmar, Andromar and Antigmar.

The Company's debt repayment obligations over the next eleven years, including the $44.3 million loan facility for the post delivery of the two Handymax tankers, the Ariadmar and Atalmar delivered in July 2004, and excluding the outstanding loans of the nine sold and leased back vessels completed in July 2004, are as shown below:

Year                                             Amount
----                                             ------

Second half of 2004                            $  22.9 million
2005                                           $  58.8 million
2006                                           $  44.5 million
2007                                           $  44.1 million
2008                                           $  84.8 million
2009                                           $  30.6 million
2010                                           $  46.5 million
2011                                           $  32.3 million
2012                                           $ 112.7 million
2013                                           $   6.8 million
2014                                           $  67.8 million

As part of its growth strategy, the Company will continue to consider strategic opportunities, including the acquisition of additional vessels and further penetration into the Handymax and Panamax tanker markets. The Company may choose to pursue opportunities to grow through acquisition of vessels, newbuildings or fleets from other companies. The Company intends to finance any future acquisitions through various sources of capital, including internally generated cash flow, additional debt borrowings and the issuance of additional shares of common stock.

Expected Additional Capital Commitments

The Company paid to the yard in July 2004 for the delivery of the remaining two Handymax tankers the Ariadmar and Atalmar the following amounts:


                                Loan           Equity          Total
                                ----           ------          -----
                               (amounts in millions of U.S. Dollars)

3rd Quarter 2004                28.4            9.3              37.7
                                28.4            9.3              37.7

After the completion of the Handymax and Panamax newbuilding program the Company has no further capital commitments.

Outstanding Sale and Lease-Back Commitments:

The Company in early January 2004 sold and leased back two coated Aframax tankers, the Takamar and Jacamar, for a period of seven years. The net proceeds of the transaction approximated $72.4 million, of which $ 45.6 million was applied to repay the outstanding debt relating to those tankers and the balance was applied to increase the Company's liquidity. The daily floating lease rate is approximately $10,150 per tanker based on a three month LIBOR of 1.50%. The Company has neither purchase options nor an obligation to buy back those tankers at the end of their lease period.

Furthermore, in July 2004 the Company sold and leased back almost its entire pre-1990 built fleet for a period of five years. The net proceeds of the sale were $105.5 million, of which $46.3 million was applied to repay the outstanding debt of these tankers, $6.3 million was used as seller's credit and the balance was applied to increase the Company's liquidity. The daily fixed rate is approximately $6,950 for Jamar, Camar, Ermar, Allenmar and Capemar and $6,000 for Fulmar, Primar, City University and Colmar. The Company has no obligation to buy back those tankers at the end of their lease period.

The following table shows the obligations arising from these sale and lease-back commitments:

Year                                                    Amount
----                                                    ------

Second half of 2004                                $  14.2 million
2005                                               $  28.8 million
2006                                               $  28.8 million
2007                                               $  28.8 million
2008                                               $  28.8 million
2009                                               $  18.3 million
2010                                               $   7.4 million
2011                                               $   0.2 million

Quantitative and Qualitative Disclosures about Market Risks

Inflation

Inflation had a very moderate impact on vessel operating expenses, dry-docking expenses and corporate overhead. Management does not consider inflation to be a significant risk to costs in the current and foreseeable future economic environment. However, in the event that inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs.

Interest Rate Fluctuation

The international tanker industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. The Company's debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings. The Company has entered into interest rate cap and swap agreements expiring in 2005, 2006 and 2007 for approximately 18.8% of the Company's outstanding indebtedness as of June 30, 2004.

The Company's interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of the Company's sensitivity to interest rate changes, an increase of 1% would have decreased net income and cash flows in the current period by approximately $2.7 million based upon the Company's debt level as of June 30, 2004.

The following table sets forth the Company's sensitivity to a 1% increase in LIBOR to the end of 2007 on the same basis:

Net difference in Earnings and Cash Flows:

Year                  Amount
----                  ------

Second half 2004      $1.9 million
2005                  $4.3 million
2006                  $4.1 million
2007                  $3.9 million

Foreign Exchange Rate Fluctuation

The international tanker industry's functional currency is the U.S. dollar and, as a result, all of the Company's revenues are in U.S. Dollars. Historically, the Company incurs a major portion of its general and administrative expenses in Euros (formerly Greek drachmae) and British pounds sterling, while it incurs a significant portion of its revenues in U.S. Dollars and, to a much lesser extent, other currencies. The Company has a policy of continuously monitoring and managing its foreign exchange exposure. The Company has entered into a foreign currency forward contract to mitigate exposure to the devaluation of the U.S. dollar against the Euro (See Financial Instruments). Management does not believe that we need to enter into any other foreign currency hedging transactions at this time.

Seasonal Variations

The Company operates its tankers in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. Tanker markets are typically stronger in the winter months in the Northern Hemisphere due to increased oil consumption. In addition, unpredictable weather patterns in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities.


STELMAR SHIPPING LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
JUNE 30, 2004 AND DECEMBER 31, 2003
(Expressed in thousands of U.S. Dollars)

                                                               2004              2003
                                                               ----              ----
                                                            (unaudited)        (audited)
ASSETS

CURRENT ASSETS:
       Cash and cash equivalents                          $     28,842      $    36,463
       Accounts receivable - trade, net                         16,135            7,075
       Insurance claims                                         19,143           18,422
       Other current assets                                      9,677            5,699
                                                            ------------      ------------

             Total current assets                               73,797           67,659
                                                            ------------      ------------

FIXED ASSETS:
       Advances for vessel acquisition / under                  21,839           88,071
       construction
       Vessels, net book value                                 878,271          723,444
       Other fixed assets, net                                   1,393            1,343
                                                            ------------      ------------

             Total fixed assets                                901,503          812,858
                                                            ------------      ------------

RESTRICTED CASH                                                  2,750              750
DEFERRED CHARGES, net                                           17,338           16,154
                                                            ------------      ------------

             Total assets                                 $    995,388      $   897,421
                                                            ============      ============

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
       Current portion of long-term debt                  $     57,553      $    55,003
                                                            ------------      ------------

       Accounts payable- trade                                  21,876           17,577
       Other current liabilities                                10,033            8,231
       Financial instruments fair value                          3,217            5,122
                                                            ------------      ------------

             Total current liabilities                          92,679           85,933
                                                            ------------      ------------

LONG-TERM DEBT, net of current portion                         512,231          452,647
                                                            ------------      ------------
CONTINGENCIES

STOCKHOLDERS' EQUITY:
       Preferred stock, $ 0.01 par value; 20,000,000
       shares authorized, none issued.                               -                -
       Common stock, $ 0.02 par value; 25,000,000
       shares authorized; 17,305,687 and 17,518,187
       issued and outstanding at December 31, 2003 and
       June 30, 2004, respectively.                                350              346
       Additional paid-in capital                              225,236          222,598
       Accumulated other comprehensive income / (loss)          (3,172)          (4,774)
       Retained earnings                                       168,064          140,671
                                                            ------------      ------------

             Total stockholders' equity                        390,478          358,841
                                                            ------------      ------------

             Total liabilities and stockholders' equity   $    995,388      $   897,421
                                                            ============      ============

The accompanying notes are an integral part of these consolidated statements.

STELMAR SHIPPING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2004 AND 2003
(Expressed in thousands of U.S. Dollars)
                                                                 2004             2003
                                                             --------------   -------------
                                                              (unaudited)      (unaudited)
Cash Flows from Operating Activities:

       Net income                                         $      31,568     $    15,914
       Adjustments to reconcile net income to net cash
       provided by operating activities:
           Depreciation                                          21,983          19,685
           (Gain)/Loss from sale of vessel                         (648)          7,255
           Amortization of deferred dry-docking costs             2,584           2,157
           Amortization of other financing costs                    182             174
           Change in working capital                             (7,961)            834
           Payments for dry-docking                              (3,514)         (4,491)
                                                             --------------   -------------

Net Cash from Operating Activities                               44,194          41,528
                                                             --------------   -------------

Cash Flows from (used in) Investing Activities:
           Advances for vessels acquisition - under
           construction                                         (11,333)        (42,606)
           Vessel acquisitions and/or improvements             (168,411)              -
           Capital expenditure for property and
           equipment                                               (409)            (71)
           Increase in restricted cash                           (2,000)              -
           Net proceeds from sale of vessel                      70,297           8,382

Net Cash used in Investing Activities                          (111,856)        (34,295)
                                                             --------------   -------------
Cash Flows from (used in) Financing Activities:
           Proceeds from long-term debt                         130,474          27,800
           Principal payments of long-term debt                 (22,762)        (23,005)
           Repayment of long-term debt due to sale of
           vessels                                              (45,578)         (7,650)
           Dividends paid                                        (4,175)              -
           Issuance of common stock                               2,642           6,412
           Payments for loan fees and other financing
           costs                                                   (560)         (1,394)
                                                             --------------   -------------

Net Cash from Financing Activities                               60,041           2,163
                                                             --------------   -------------

Net increase in cash and cash equivalents                        (7,621)          9,396
Cash and cash equivalents at beginning of period                 36,463          36,123
                                                             --------------   -------------

Cash and cash equivalents at end of period                $      28,842     $    45,519
                                                             ==============   =============

The accompanying notes are an integral part of these consolidated statements.

STELMAR SHIPPING LTD. AND SUBSIDIARIES.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTH PERIODS ENDED JUNE 30, 2004 AND 2003
AND FOR THE SIX MONTH PERIODS ENDED
JUNE 30, 2004 AND 2003
(Expressed in thousands of U.S. Dollars - except per share data)
                                  Three Month Period                Six Month Period
                                     Ended June 30                   Ended June 30,
                                  2004             2003            2004            2003
                               ------------    -------------   -------------   --------------
                               (unaudited)      (unaudited)      (unaudited)      (unaudited)
REVENUES:
Revenue from vessels          $     58,959     $    44,442     $  111,257      $   88,811
       Commissions                  (1,355)         (1,074)        (2,604)         (2,147)
                               ------------    -------------   -------------   --------------
       Revenue from
       vessels, net                 57,604          43,368        108,653          86,664

EXPENSES:
       Voyage expenses               4,087           2,683          7,539           5,161
       Vessel operating
       expenses                     14,764          11,030         26,732          21,952
       Bare boat hire
       expenses                      1,836               -          3,503               -
       Depreciation and
       amortization                 12,803          10,942         24,567          21,842
       General and
       administrative
       expenses                      4,340           2,389          6,801           4,596
       Provision for
       doubtful
       receivables                       -               -              -             350
       Insurance
       deductibles                      70               -             70             265
                               ------------    -------------   -------------   --------------
       Operating income             19,704          16,324         39,441          32,498
                               ------------    -------------   -------------   --------------
OTHER INCOME (EXPENSES):
       Interest and
       finance costs, net           (4,255)         (4,581)        (8,086)         (9,104)
       Loss on sale of vessel           25          (7,255)             9          (7,255)
       Other, net                      366               1            204            (225)
                               ------------    -------------   -------------   --------------
       Total other income
       (expenses), net              (3,864)        (11,835)        (7,873)        (16,584)
                               ------------    -------------   -------------   --------------

Net Income                    $     15,840     $     4,489     $   31,568      $   15,914
                               ------------    -------------   -------------   --------------

Earnings per share, basic     $       0.91     $      0.26     $     1.81      $     0.93
                               ------------    -------------   -------------   --------------
Weighted average number
of shares, basic                17,468,055      17,280,722     17,397,613      17,092,322
                               ============    =============   =============   ==============
Earnings per share,
diluted                       $       0.90     $      0.26     $     1.80      $     0.93
                               ------------    -------------   -------------   --------------
Weighted average number
of shares, diluted              17,529,674      17,366,833     17,496,575      17,178,434
                               ------------    -------------   -------------   --------------

The accompanying notes are an integral part of these consolidated statements.

STELMAR SHIPPING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, AND 2003 AND
THE SIX MONTH PERIOD ENDED JUNE 30, 2004
(Expressed in thousands of U.S. Dollars)
                                                                                       Accumulated
                                                         Additional                      Other
                          Comprehensive     Capital       Paid-in       Retained     Comprehensive
                            Income          Stock         Capital       Earnings     Income / (Loss)       Total
                            ------          -----         -------       --------     ---------------       -----
BALANCE, December 31,
2001 (audited)                             $  237        $  149,970    $  61,835     $ (2,594)           $  209,448
                                          ----------     ----------    ----------    ----------          ----------

        Issuance of
        common stock                           99            69,131            -            -                69,230

        Expenses
        related to the
        issuance of
        common stock                            -            (4,470)           -            -                (4,470)

        Reinvestment
        of earnings                             -             1,004       (1,004)           -                     -

        Net income        $  43,286             -                 -       43,286            -                43,286

        Other
        comprehensive
        income
        - Fair value of
        financial
        instruments          (5,450)            -                 -            -       (5,450)               (5,450)
        - Currency
        translation
        adjustments             104             -                 -            -          104                   104
                          ----------

        Comprehensive
        income            $  37,940
                          ==========      ----------     ----------    ----------    ----------          ----------

BALANCE, December 31,
2002 (audited)                             $  336        $  215,635    $ 104,117     $ (7,940)           $  312,148
                                          ----------     ----------    ----------    ----------          ----------

        Issuance of
        common stock                           10             6,963            -            -                 6,973

        Net income           38,631             -                 -       38,631            -                38,631

        Dividends
        ($0.12 per share)         -             -                 -       (2,077)           -                (2,077)

        Other
        comprehensive
        income
        - Fair value of
        financial
        instruments           3,065             -                 -            -        3,065                 3,065
        - Currency
        translation
        adjustments             101             -                 -            -          101                   101
                          ----------

        Comprehensive
        income            $  41,797
                          ----------      ----------     ----------    ----------    ----------          ----------

BALANCE, December 31,
2003 (audited)                             $  346        $  222,598    $ 140,671     $ (4,774)           $  358,841
                                          =========      ==========    ==========    ==========          ==========

        Issuance of
        common stock                            4             2,638            -            -                 2,642

        Net income           31,568             -                 -       31,568            -                31,568

        Dividends
        ($0.12 per share)         -             -                 -       (4,175)           -                (4,175)

        Other
        Comprehensive
        income
        - Fair value of
        financial
        instruments           1,602             -                 -            -        1,602                 1,602
        - Currency
        translation
        adjustments               -             -                 -            -            -                     -
                          ----------

                          $  33,170
                          ===========     ----------     ----------    ----------    ----------          ----------

BALANCE, June 30, 2004
(unaudited)                               $   350        $  225,236    $ 168,064     $ (3,172)           $  390,478
                                          ==========    ===========    ===========   ==========          ==========


STELMAR SHIPPING LTD. AND SUBSIDIARIES

EBITDA RECONCILIATION
FOR THE THREE MONTH PERIODS ENDED JUNE 30, 2004 AND 2003 AND FOR THE SIX MONTH
PERIODS ENDED JUNE 30, 2004 AND 2003 (
Expressed in thousands of U.S. Dollars - except per share data)

                                    Three Month Period              Six Month Period
                                       Ended June 30                 Ended June 30,
                                    2004           2003           2004            2003
                                 (unaudited)   (unaudited)    (unaudited)      (unaudited)
                                 -----------   -----------    -----------      -----------
EBITDA                            $  32,696     $  27,292      $  64,139        $  54,208
DEPRECIATION AND AMORTIZATION       (12,803)      (10,942)       (24,567)         (21,842)
INTEREST AND FINANCE COST NET        (4,255)       (4,581)        (8,086)          (9,104)
LOSS FROM SALE OF VESSELS                25        (7,255)             9           (7,255)
FOREIGN CURRENCY LOSSES AND OTHER       177           (25)            73              (93)
                                   -----------   -----------    ----------     --------------
NET INCOME                        $   5,840         4,489      $  31,568        $  15,914
                                   ===========   ===========    ==========     ==============


STELMAR SHIPPING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 and DECEMBER 31, 2003
(Expressed in thousands of United States Dollars - except per share data unless otherwise stated)

1.   Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Stelmar Shipping Ltd. (the "Holding Company") formerly Stelships Inc. and its wholly owned subsidiaries (the "Company") and have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States for complete financial statements.

In the opinion of the management, all adjustments (consisting of adjustments of a normal recurring nature) considered necessary for a fair presentation of the financial position and results of operations have been included. Operating results for the six-month period ended June 30, 2004, are not necessarily indicative of the results that might be expected for any interim period or the fiscal year ending December 31, 2004.

The balance sheet at December 31, 2003, has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

The financial statements presented in this report should be read in conjunction with the consolidated financial statements and footnotes hereto included in the Company's Annual report on form 20-F for the year ended December 31, 2003.

The Holding Company was formed in January 1997, under the laws of Liberia and became the sole owner of all outstanding shares of Martank Shipping Holdings Ltd. and its subsidiaries, Marship Tankers (Holdings) Ltd. and its subsidiaries, Stelmar Tankers (Management) Ltd. and Stelmar Tankers (UK) Ltd. All of the above-mentioned companies share common ownership and management.

(a)  Ship-owning companies directly owned by the Holding Company:


                               Country of      Date of
  Company                      Incorporation   Incorporation       Vessel Name      Flag        Dwt
  -------                      -------------   -------------       -----------      ----        ---

Ship-owning companies with vessels in operation
-----------------------------------------------

  Ariel Shipping
  Corporation  (*)             Liberia         January 1993        Fulmar           Cyprus      39,521
  Primar Shipping Ltd. (*)     Liberia         May 1993            Primar           Cyprus      39,521
  Keymar Ltd.                  Liberia         July 1998           Keymar City      Cyprus      95,822
  Palmar Maritime Ltd. (*)     Liberia         July 1993           University       Cyprus      39,729
  Colmar Ltd. (*)              Liberia         July 1993           Colmar           Cyprus      39,729
  Nedimar Ltd.                 Liberia         October 1993        Nedimar          Cyprus      46,821
  Pearlmar Ltd.                Liberia         July 2000           Pearlmar         Cyprus      69,697
  Jademar Ltd.                 Liberia         July 2000           Jademar          Cyprus      69,697
  Rubymar Ltd.                 Liberia         July 2000           Rubymar          Cyprus      69,697
  Rosemar Ltd.                 Liberia         July 2000           Rosemar          Cyprus      69,697
  Luxmar Ltd.                  Liberia         February 2001       Luxmar           Panama      45,999
  Rimar Ltd.                   Liberia         February 2001       Rimar            Panama      45,999
  Limar Ltd                    Liberia         February 2001       Limar            Panama      46,170
  Almar Ltd.                   Liberia         February 2001       Almar            Panama      46,162
  Jamar Ltd. (*)               Liberia         February 2001       Jamar            Panama      46,100
  Camar Ltd. (*)               Liberia         February 2001       Camar            Panama      46,100
  Ermar Ltd. (*)               Liberia         February 2001       Ermar            Panama      39,977
  Allenmar Ltd. (*)            Liberia         February 2001       Allenmar         Panama      41,570
  Capemar Ltd. (*)             Liberia         February 2001       Capemar          Panama      37,615
  Petromar Ltd.                Liberia         May 2001            Petromar         Panama      35,768
  Ambermar Ltd.                Liberia         December 2001       Ambermar         Cyprus      35,700
  Goldmar Limited              Liberia         April 2002          Goldmar          Cyprus      69,700
  Silvermar Limited            Liberia         April 2002          Silvermar        Panama      69,700
  Aquamar Shipping Limited     Liberia         April 2002          Aquamar          Cyprus      47,236
  Maremar Limited              Liberia         April 2002          Maremar          Cyprus      47,225
  Reymar Limited               Liberia         April 2002          Reymar           Cyprus      69,180
  Reginamar Limited (**)       Liberia         April 2002          Reginamar        Cyprus      69,180
  Reinemar Limited (**)        Liberia         April 2002          Reinemar         Cyprus      69,180
  Cabo Hellas Limited          Liberia         February 2003       Cabo Hellas      Cyprus      69,180
  Cabo Sounion Limited         Liberia         February 2003       Cabo Sounion     Cyprus      69,180
  Alcesmar Limited             Liberia         February 2003       Alcesmar         Cyprus      46,000
  Alcmar Limited               Liberia         February 2003       Alcmar           Cyprus      46,000
  Antigmar Limited             Liberia         February 2003       Antigmar         Cprus       46,000
  Andromar Limited             Liberia         February 2003       Andromar         Cyprus      46,000
                                                                                            -----------
                                                                                             1,810,852
                                                                                            ===========

(*) Vessels sold and leased back in July 2004 (see Note 12).
(**) Charterers have the option to purchase these vessels at the end of the time charter i.e. five years starting from late June 2004.

                          Country of          Date of
Company                  Incorporation        Incorporation    Hull Number
-------                  -------------        -------------    -----------

Ship-owning companies with vessels under construction
-----------------------------------------------------

Ariadmar Limited         Liberia              February 2003   Hull  S-1125
Atalmar Limited          Liberia              February 2003   Hull  S-1126

Ship-owning companies with sold vessels
---------------------------------------

Promar Ltd.       Liberia    February 2001   Vessel  M/T Promar was sold on
                                             May 21, 2003.

Loucamar Ltd.     Liberia    April 1997      Vessel  M/T  Loucas was sold in
                                             December 2000.

Ship-owning companies with sold and leased back vessels (Note 4)
----------------------------------------------------------------

Takamar Ltd.      Liberia    July 1998       Vessel  M/T  Takamar  was sold and
                                             leased back in January 2004.

Jacamar Ltd.      Liberia    January 1999    Vessel  M/T  Jacamar  was sold and
                                             leased back in January 2004.

(b) Iartank Shipping Holdings Ltd. ("Martank"): Martank was formed in March 1993, under the laws of the British Virgin Islands and is the sole owner of the shares of the following ship-owning companies:

                  Country of     Date of          Vessel
 Company          Incorporation  Incorporation    Name        Flag       Dwt
 -------          -------------  -------------    ----        ----       ---

 Cleliamar Ltd.    Liberia       October 1994    Cleliamar    Cyprus    68,623
 Kliomar Ltd.      Liberia       August 1997     Kliomar      Cyprus    96,088
 Polmar Ltd.       Liberia       October 1997    Polys        Cyprus    68,623
                                                                      ---------
                                                                       233,334
                                                                      =========

(c) Stelmar Tankers (Management) Ltd. (the "Manager"): The Manager was formed in September 1992 under the laws of Liberia as Blue Wave Tankers and was renamed Stelmar Tankers (Management) Ltd. in February 1993. It has an office in Greece, established under the provisions of Law 89 of 1967, as amended and as such is not subject to any income taxes in Greece. The Manager provides the vessels with a wide range of shipping services such as technical support and maintenance, insurance consulting, financial and accounting services, for a fixed monthly fee per vessel, which has been eliminated for consolidation purposes.

(d) Stelmar Tankers (UK) Ltd.: Stelmar Tankers (UK) Ltd. was formed in June 1992, under the laws of the United Kingdom to provide the Company with sale, purchase and chartering services, in exchange for a commission which is charged in accordance with accepted industry standards. Such commission has been eliminated for consolidation purposes.

(e) Marship Tankers (Holdings) Ltd. (the "Marship"): Marship was formed in August 1993, under the laws of the British Virgin Islands and was the sole owner of the shares of Primar Shipping Ltd. and Palmar Maritime Ltd. Following the transfer of the ownership of the aforementioned companies to the Holding Company prior to 2001, the company became dormant.

(f) Stelcape Limited (the "Stelcape"): On April 23, 2004, the Company and Sonap International Inc. (the "Sonap") established Stelcape, a Liberian corporation, with main objective to operate and manage a Joint Venture formed by the Company and Sonap. The purpose of the Joint Venture is to operate a number of Panamax tankers, owned by the Company and Sonap, in the spot market for the transportation of crude oil, fuel oil and other petroleum products. The Company's vessels participating in the Joint Venture are the M/T Reymar, M/T Rosemar, M/T Rubymar, M/T Jademar, M/T Pearlmar, M/T Cleliamar, M/T Cabo Hellas, M/T Cabo Sounion and M/T Polys. The revenue earned by the Company's vessels as determined by Stelcape has been included in the accompanying June 30, 2004 consolidated financial statements.

     Five of the previously mentioned vessels, the M/T Reymar, M/T Polys, M/T Cleliamar, M/T Pearlmar and M/T Jademar trade in the spot market on behalf of the Company, while the remaining four are on time charter to the joint venture partner and trade in the spot market on its behalf .

     The Company is engaged in the ocean transportation of petroleum cargoes worldwide through the ownership and operation of the tanker vessels mentioned above.

2.   Significant Accounting Policies:

(a) Principles of Consolidation: The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States and include for the reporting periods the accounts of the Holding Company and its wholly-owned subsidiaries referred to in Note 1 above.

(b) Use of Estimates: The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash equivalents.

(d) Vessel Cost: Vessels are stated at cost, which consists of the contract price, any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses) and interest and supervision costs incurred during the construction period. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, otherwise are charged to expenses as incurred.

(e) Impairment of Long-Lived Assets: Management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating the carrying values of long-lived assets, management reviews valuations performed by independent marine valuers and compares this to the vessels carrying value. Should the valuation suggest potential impairment, management determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel carrying value. In the event that impairment occurs, a charge is recorded by comparing the asset's carrying value to the estimated fair value. The review of the carrying amount for each of the Company's vessels, as of June 30, 2004 indicated that no impairment loss should be recognized.

(f) Vessels Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated residual value. Management estimates the useful life of the
     Company's vessels to be 25 years. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. On this basis he useful lives of vessels built prior to 1990 were re-estimated to 21 years for one single hull Aframax and 23 years for 9 double side and double hull Handymaxes.

(g) Accounting for Dry Docking Costs: Dry-docking costs are carried out approximately every two and a half or five years to coincide with the validity of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The Company defers and amortizes these costs over a period of two and a half or five years as applicable or to the next dry-docking date if such has been determined. Unamortized dry-docking costs of vessels sold are written off to income in the year of the vessels' sale. Dry-docking costs have several aspects including the replacement of worn components and the installation of items or features that are required by new maritime regulations, the installation of new equipment or features that might increase efficiency or safety. Such expenditures do maintain the vessel and preserve its useful life.

(h) Accounting for Special Survey Costs: The vessels' special survey, which is required to be completed every four to five years, is performed on a continuous basis and related costs are expensed as incurred without material effect on the annual operating results. Such costs are included together with repairs and maintenance in vessel operating expenses in the accompanying consolidated statements of income.

(i) Accounting for Revenue and Expenses: Revenues are generated from freight billings and time charters. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized ratably over the duration of the voyage. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated. Vessel operating expenses are accounted for on the accrual basis. Unearned revenue represents cash received prior to period or year end related to revenue earned after that period or year end.

(j) Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

(k) Derivatives: The Company enters into interest rate swap agreements to partially hedge the exposure of interest rate fluctuations associated with its borrowings as well as in foreign currency forward contracts to partially hedge the exposure against foreign currencies devaluation. Such swap agreements and foreign currency forward contracts are recorded at fair market value in accordance with the provisions of SFAS 133.

     Seven interest rate swap agreements and one foreign currency forward contract were open as of June 30, 2004 and have been accounted for under SFAS 133. Interest rate swap agreements met hedge accounting criteria and accordingly their fair value has been included in "Other Comprehensive Income (Loss)" in the accompanying June 30, 2004 consolidated balance sheet. It is the Company's intention to hold these swap agreements to maturity and accordingly the fair value reflected under "Accumulated Other Comprehensive Income (Loss)" is only for presentation purposes, as it is not expected to materialize.

     The foreign currency forward contract did not meet hedge accounting criteria and accordingly its fair value has been included in "Foreign Exchange Losses" in the accompanying December 31, 2003 and June 30, 2004 consolidated statements of income.

     The off-balance sheet risk in outstanding swap agreements involves both the risk of a counter party not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The counter parties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counterparties, the Company does not believe it is necessary to obtain collateral arrangements.

(l) Stock-based compensation: As of June 30, 2004, the Company had one stock-based compensation plan. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income and earnings per share if the Company had applied fair value recognition provisions of SFAS 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

                                                        Six months ended
                                                 June 30, 2003   June 30, 2004
                                                 -------------   -------------

Net income, as reported                                  15,914         31,568
Add: total stock- based  employee  compensation
expense  included in reported  net income,  net
of related tax effect                                         -              -
                                                     ----------     ----------
                                                         15,914         31,568
                                                     ----------     ----------

Deduct:      total     stock-based     employee
compensation   expense  determined  under  fair
value  based  method  for  all  awards,  net of               -              -
related tax effects
                                                     ----------     ----------
Pro-forma net income                                     15,914         31,568
                                                     ----------     ----------

Earnings per share:

     Basic - as reported                                   0.93           1.81

     Basic - pro forma                                     0.93           1.81

     Diluted - as reported                                 0.93           1.80

     Diluted - pro forma                                   0.93           1.80

(m) Recently Issued Accounting Pronouncements: Recent Statements of Financial Accounting Standards ("SFAS") issued by the Financial Accounting Standards Board ("FASB") are summarized as follows:

     FIN 46, in January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No.46 ("FIN 46"), "Consolidation of Variable Interest Entities - An Interpretation of Accounting Research Bulletin ("ARB") No. 51". This interpretation provides guidance on how to identify variable interest entities ("VIE") and how to determine whether or not those entities should be consolidated. FIN 46 applies to variable interest entities created after January 31, 2003. FIN 46 also applies in the first fiscal quarter or interim period ending after December 15, 2003, for variable interest entities created before February 1, 2003. The adoption of FIN 46 did not have an impact on our results of operations of financial position.

3.   Advances for Vessels Under Construction:

     In April 2002, the Company entered into an agreement with Daewoo Shipbuilding of Korea (ex Daewoo Heavy Industries) for the construction of five Panamax tankers, with expected deliveries in November 2003 through July 2004. The construction cost of the new buildings amounted to $ 152,750 of which $ 100,000 was financed from the proceeds of a long-term bank loan. The shipbuilding contract provides for stage payments of 10% in advance, 10% on steel cutting, 10% on keel laying, 10% on launching and 60% on delivery. As of June 30, 2004, the Company had taken delivery of all the Panamax tankers at a total cost of $157.5 million.

     The loan mentioned above was drawn-down in a number of tranches that coincided with the scheduled delivery payments and will mature the date falling 93 months after the delivery of the last hull (June 25, 2004). The loan will be repayable in fifteen equal semi-annual installments of $ 3,225 each plus a balloon payment of $ 51,625 payable together with the last installment. The loan will bear interest at LIBOR plus a spread and will be secured as follows:

     o    First priority mortgage over the vessels
     o    Assignments of earnings and insurance of the mortgaged vessels
     o    Pledge of shares of the borrowers
     o    Corporate guarantees.

In February 2003, the Company concluded an agreement for the purchase of six Handymax tankers under construction with expected delivery dates between January 2004 and July 2004 at a cost of $173,220. The amount will partially be paid through bank loans and partially from the Company's own funds. Furthermore, $6,412 of the total price was paid in Company's stock. As of June 30, 2004, the Company had taken delivery of the first four Handymax tankers at a total cost of $119.6 million.


The movement of the account in 2003 and 2004 was as follows:

     December 31, 2002                         15,088
      - Additions                              42,606
      - Transfer to vessel cost                     -
                                            -----------
     June 30, 2003                             57,694
                                            ===========

     December 31, 2003                         88,071
      - Additions                             179,744
      - Transfer to vessel cost              (245,976)
                                            -----------
     June 30, 2004                             21,839
                                            ===========

4.   Vessels:

The movement in vessels' cost and accumulated depreciation during the six-moths ended June 30, 2003 and 2004 is analyzed as follows:

                                                  Accumulated        Net Book
                                  Vessel Cost     Depreciation        Value
                                  -----------     ------------        -----

Balance, December 31, 2002            858,876         (112,712)        746,164
Acquisitions                                -                -               -
Disposals                             (16,957)           2,637         (14,320)
Depreciation for the period                 -          (19,535)        (19,535)
                                  -------------   --------------   -------------
Balance, June 30, 2003                841,919         (129,610)        712,309
                                  =============   ==============   =============

Balance, December 31, 2003            872,463        (149,019)         723,444
Acquisitions                          245,976                -         245,976
Disposals                             (85,464)          15,938        (69,526)
Depreciation for the period                 -          (21,623)        (21,623)
                                  -------------   --------------   -------------
Balance, June 30, 2004              1,032,975         (154,704)        878,271
                                  =============   ==============   =============

On May 21, 2003, M/T Promar was sold for $8,500. The loss resulting from the sale of the vessel, after the elimination of the deferred charges, amounted to $7,270 and has separately been reflected in the accompanying consolidated statements of income for the six month period ended June 30, 2003.

On  February  1,  2003,  M/T  Keymar  was  grounded  by  strong  winds  and  was subsequently re-floated. The vessel was dry-docked on February 27, 2003, to undergo major repairs and resumed operations on October 16, 2003. The cost of repairs carried out by the shipyard amounted to $29.8 million and was agreed to be paid in four installments. As of March 31, 2004, the underwriters had paid the first two installments amounting to $12.3 million while the third installment of $8 million was paid by the Company and has been included in Insurance Claims in the accompanying December 31, 2003 and June 30, 2004, consolidated balance sheets. In January 2004 the Company made a partial payment of the fourth installment amounting to $3.5 million. The Company expects that it will recover from the underwriters the total amount paid to the shipyard. The amount of the claim, net of deductible, outstanding at June 30 2004, totaled $
18.8 million and is included in Insurance Claims in the accompanying consolidated balance sheets. The amount payable to the shipyard at December 31, 2003 and June 30, 2004, totaled $ 8 million and $4.5 million respectively and is included in Accounts Payable Trade in the accompanying consolidated balance sheets.

In January 2004 the Jacamar and Takamar, two coated Aframaxes built in 1999 and 1998 respectively, were sold and leased back under separate bare boat charter parties for a period of seven years with no purchase option at the end of the bareboat period, for a total net price of approximately $70.5 million. The resulted net gain of approximately $0.7 million will be recognized over the lease period. The vessels fully repaid their outstanding loans totaling to $45.6 million. The contractual future floating based daily payments under these bare boat charter parties are approximately $10. There are neither purchase options nor obligations on Company's behalf.

5.   Long-term Debt:

The amounts in the accompanying consolidated balance sheets relate to U.S. Dollars obtained either to partially finance the acquisition of vessels or refinance previous loan with the same banks. The balance of loans as of June 30, 2004, is repayable in various quarterly or semi-annual installments through 2012 and balloon payments payable together with the last installments. The interest rates are based upon LIBOR plus a spread.

The loans are secured as follows:

     o    First, second, third and fourth priority mortgages over the Colmar;
     o    First, second and third priority mortgages over the Kliomar;
     o First and second priority mortgages over the Polys, Cleliamar, Primar and City University;
     o First priority mortgage over the Fulmar, Nedimar, Keymar, Luxmar, Limar, Camar, Jamar, Ermar, Rimar, Almar, Allenmar, Capemar, Petromar, Ambermar, Pearlmar, Jademar, Rubymar, Rosemar, Goldmar, Silvermar,
          Aquamar, Maremar, Cabo Hellas, Cabo Sounion, Reymar, Reginamar, Reinemar, Alcesmar, Alcmar, Andromar and Antigmar;
     o    Assignments of earnings and insurances of the mortgaged vessels;
     o    Pledge of shares of the borrowers; and o Corporate guarantees.

The loan agreements include covenants, among others, requiring the borrowers to obtain the lenders' prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends (as defined in the related agreements), give loans to stockholders, sell vessels and assets and change the beneficial ownership or management of the vessels. Also, the covenants require the borrowers to maintain a minimum hull value in connection with the vessels' outstanding loans, minimum ratios of total debt against equity, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances. In relation with the covenants of certain loans, dividends can be distributed without the prior consent of the lending banks for an amount not exceeding 50% of the net income.

6.   Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements. Up to $ 1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, is covered by the Protection and indemnity (P&I) Club insurance. Other liabilities are insured up to the prevailing reinsurance limit of $ 4.25 billion.

7.   Stock Option Plan:

On March 6, 2001, 323,500 stock options with an exercise price of $12.30 were granted to the Company's officers, key employees and directors under the 2001 Stock Option Plan (the "Plan") of the Company. Under the original terms of the Plan, the options were scheduled to fully vest on March 6, 2003. These options expire on March 6, 2011.

On October 11, 2001, an aggregate of 8,000 additional options with an exercise price of $13.52 were granted to certain members of the Board of Directors. These options are subject to the terms and conditions as set forth in the Plan and were originally scheduled to fully vest on March 6, 2003. These options expire on March 6, 2011.

On October 22, 2002, the Board of Directors modified the Plan to accelerate the vesting date of all options outstanding to December 31, 2002, thus establishing a new measurement date for all outstanding options under the Plan on the modification date. The Plan modification did not have a material impact on the Company's financial position or results of operations.

As of June 30, 2004, 41,000 options had been forfeited and 232,500 had been exercised (212,500 options were exercised during the six month period ended June 30, 2004).

8.   Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the exercise of all dilutive stock options using the treasury stock method.

The components of the numerator and denominator for the calculation of basic earnings per share and diluted earnings per share are as follows:

                                                   Six months ended June 30,
                                                     2003            2004
                                                     ----            ----
 Numerator
    Net income - basic and diluted                     15,914          31,568
                                                  ============   =============

 Denominator
    Denominator for basic earnings per
      share - weighted average shares              17,092,322      17,397,613

     Effect of dilutive securities:
        Employee stock options                         86,112          98,962
                                                  ------------   -------------

    Dilutive potential common shares
      Denominator  for  dilutive  earnings
       per  share - adjusted  weighted average
       shares and assumed conversions              17,178,434      17,496,575
                                                  ============   =============

    Basic earnings per share                            $0.93           $1.81
                                                  ============   =============

    Diluted earnings per share                          $0.93           $1.80
                                                  ============   =============

9.   Financial Instruments:

On October 10, 1999, the Company concluded an interest rate cap agreement for a period of six years (through October 10, 2005) for an amount of $ 15,000. Since LIBOR has not exceeded 7% there was no charge for the Company with respect to this interest rate cap agreement for years 2003 and 2004.

On October 26, November 30, and December 20, 2000 the Company concluded three interest rate swap agreements (the first two with effective date December 11, 2000 and the third with effective date March 12, 2001) for a period of five years (through September 12, 2005) for amounts of $ 14,000, $ 10,000 and $ 31,500, respectively. Under these agreements, the Company has fixed the interest rate up to 6.50%, 6.45% and 5.88%, respectively.

On November 28, 2001, the Company concluded two interest rate swap agreements with effective dates December 17, 2001 and December 18, 2001 respectively. The first is for a period of three years for an amount of $16,781 and the second for a period of five years for an amount of $18,168. Under these agreements the Company has fixed the interest rate at 4.25% and 4.765%, respectively.

On July 10, 2002, the Company concluded two interest swap agreement with effective dates September 13, 2002 each. Both are for a period of five years and for an amount of $ 23,575 each. Under the agreement the Company has fixed the interest rate at 4.20% and 4.38% respectively.

On December 15, 2003, the Company entered a foreign currency forward contract for a period of six months to sell an amount of Euros 6.5 million and purchase U.S. Dollars. Under this contract the Company has fixed the Euro exchange rate against the U.S. Dollar at 1.2182. This contract has been renewed for a period of six months and the Euro Exchange rate against the U.S. Dollar was fixed at 1.21518.

10.  Income Taxes:

Liberia, Greece, Panama and Cyprus do not impose a tax on international shipping income. Under the laws of Liberia, Greece, Panama and Cyprus the countries of the companies' incorporation and vessels' registration, the companies are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of income

Stelmar Tankers (UK) Ltd. is subject to income tax in accordance with the tax laws of the United Kingdom.

Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the company's ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. Subject to proposed regulations becoming finalized in their current form, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the second criterion can also be satisfied based on the trading volume and ownership of the Company's shares, but no assurance can be given that this will remain so in the future.

11.  Financial Instruments:

The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable due to suppliers.

(a) Interest rate risk: The Company's interest rates and long-term loans repayment terms are described in Note 8.

(b) Credit risk: The credit risk is minimized since accounts receivable from charterers are presented net of the relevant provision for uncollectable amounts, whenever required.

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities approximate their respective fair values due to the short maturities of these instruments. The fair values of long-term bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of the swap agreements equates to the amount that would be paid by the Company to cancel the swap. Such fair value at December 31, 2003 and June 30, 2004, was a liability of $ 4,885 and 3,282 respectively and has been included in "Accumulated Other Comprehensive Income/(Loss)" in the accompanying consolidated balance sheets. The fair market value of the foreign currency forward contract at December 31, 2003 and June 30, 2004, was $237 (loss) and $67 (gain) respectively and has been included in "Other, net" in the accompanying consolidated statements of income.

12.  Subsequent events:

(a) Delivery of Atalmar and Ariadmar: In July 2004 the Company took delivery of its two last Handymax tankers. The vessels' cost amounted to approximately $60 million and was partially financed by a U.S. Dollar bank loan.

(b) Sale and lease back: In July 2004 the Company sold and leased back, under separate Bare Boat charter agreements, the vessels M/T Fulmar, M/T Colmar, M/T Primar, M/T City University, M/T Camar, M/T Jamar, M/T Allenmar, M/T Capemar and M/T Ermar. The vessels were sold at a net price of $105.5 million resulting to a net gain of $200 which will be amortized over the period until expiration of the bare boat charters. Of the sale proceeds $46.3 million was used to repay the outstanding bank loans of these tankers and $6.3 million was used as sellers' credit. The bare boat charter agreements each have durations of five years and the fixed based daily contractual bare boat hires are $6 for Fulmar, Primar, Colmar and City University and $6.95 for Camar, Jamar, Ermar, Allenmar and Capemar. There are neither purchase options nor obligations on Company's behalf.

(c) Sale of Kliomar: In June 2004 the Company signed an agreement to sell its only single hull aframax tanker Kliomar for a net price of $16 million. The vessel is expected to be delivered to her new owners soon after the expiration of her current time charter arrangements, no later than the end of September 2004. The sale of the vessel is expected to create a book loss of approximately $1 million.

This document contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial conditions, including, in particular, statements regarding: TCE rates in the near term; time charter revenues; net operating days; tanker supply and demand; supply and demand for oil; expectations as to funding the Company's future capital requirements; future capital expenditures; the Company's growth strategy and measures to implement such strategy; environmental changes in regulation; cost savings and other benefits. Words such as "expects," "intends," "plans," "believes," "anticipates," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; the cyclical nature of the tanker industry and its dependence on oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.




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